HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park     P O Box 2, Randfontein, 1760    T +27 11 411 2000         NYSE trading symbol HMY
Cnr Main Reef Road and Ward     Johannesburg, South Africa        F +27 11 692 3879         JSE trading symbol HAR
Avenue, Randfontein, 1759                    W www.harmony.co.za

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549

FOR ATTENTION:     JENNIFER O’BRIEN
RAJ RAJAN
JOHN COLEMAN

RE:            Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2024
File No. 001-31545

February 17, 2025
Ladies and Gentlemen,
We are in receipt of your letter of February 10, 2025 to Harmony Gold Mining Company Limited (the “Company”), asking that the Company respond to your inquiry within ten business days or inform you of when the Company will provide you a response. The Company will require further time to formulate the requested response in coordination with its independent auditors and other advisors due to current business processes and corporate activity limiting the availability of key collaborators. The Company will be able to provide a response on or before March 10, 2025.

Thank you for your co-operation.

Yours sincerely,

/s/ Boipelo Lekubo
Boipelo Lekubo
Financial Director

Directors:    PT Motsepe* (Chairman), KT Nondumo* (Deputy Chairman), M Msimang*, BB Nel (Chief Executive), BP Lekubo (Financial Director),
    HE Mashego (Executive Director), JL Wetton*, VP Pillay*, GR Sibiya*, PL Turner*, B Nqwababa*, M Prinsloo*, M Moshe*, Z Matlala*, M Gule*
        *Non-Executive

Secretary:     SS Mohatla

Registration Number:     1950/038232/06